EXHIBIT (a)(5)(iv)
JOINT NEWS RELEASE

TEEKAY AND TORM ANNOUNCE EXPIRATION OF NORWEGIAN ANTITRUST REVIEW OF ACQUISITION OF OMI

May 24, 2007. Teekay Shipping Corporation (Teekay) (NYSE: TK) and A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD) today announced that the waiting period for response from the Norwegian Competition Authority for approval under the Norwegian Competition Act of March 2004 (No. 12) and the Regulation on Notification of Concentrations of April 2004 has expired with respect to the previously announced tender offer by Omaha, Inc., Teekay and TORM for OMI Corporation (NYSE: OMM). The tender offer remains subject to certain conditions, including, among others, satisfaction of the minimum tender condition. The tender offer is currently set to expire at 5:00 p.m. New York City time on Friday, May 25, 2007.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the closing of Teekay and TORM’s acquisition of OMI. There can be no assurance that other conditions to the closing of the acquisition will be satisfied.